Exhibit 4.2

Description of Securities

The following description is based on relevant portions of the Delaware General Corporation Law, the Company’s Governing Documents and the Investment Company Act of 1940 (the “1940 Act”). This summary is not complete, and the Company refers you to the Delaware General Corporation Law, the Company’s charter and by-laws and the 1940 Act for a more detailed description of the provisions summarized below.

General

Under the terms of the Company’s Certificate of Incorporation, the Company’s authorized stock consists of 300,000,000 shares of common stock, par value $0.001 per share. There are currently no outstanding options or warrants to purchase the Company’s stock. No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, Stockholders generally are not personally liable for the Company’s debts or obligations.

Under the terms of the Company’s Certificate of Incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of Stockholders and do not have cumulative voting rights. Holders of a plurality of the votes of the shares present in person or represented by proxy at the meeting to elect directors and entitled to vote on the election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the Company’s liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The Company’s common stock is junior to the Company’s indebtedness and other liabilities.

Transfers of Shares

Stockholders may not transfer any shares of the Company’s common stock unless (i) the Advisor gives consent, and (ii) the transfer is made in accordance with applicable securities laws and the Company’s governing documents. The Advisor will not unreasonably withhold its consent to the transfer of all or a portion of a Stockholder’s shares of common stock to an affiliate of such Stockholder on at least 30 days’ prior written notice; provided that the conditions in the governing documents of the Company are otherwise satisfied; provided, further, that with respect to any requirement of the Stockholder to deliver an opinion of counsel, in-house counsel of the Stockholder or outside legal counsel selected by the Stockholder if admitted to practice under the laws of the relevant jurisdiction covered by the opinion (or otherwise qualified to provide the opinion) and having sufficient experience with the relevant subject matter will be acceptable.

Notes

The Company previously issued to each of approximately 110 separate investors a “Note” with a principal amount of $1,000. The purchase price for each Note was $1,000 per Note. The Company pays interest on the unpaid principal amount of the Notes at a rate of 12.00% per annum per Note payable semi-annually in arrears. The Notes have a 30-year term. Some or all of the Notes may be prepaid by the Company at any time, in whole or in part, provided that (i) the Company will pay on the date of such prepayment all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the December 31, 2022, the Company will pay on the date of such prepayment a one-time premium equal to $100 per Note. The Company issued the Notes in private placement transactions pursuant to certain exemptions of the Securities Act of 1933 and the laws of the states and jurisdictions where any offering was made.

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Measures

The Company’s Certificate of Incorporation and by-laws provide that:

●	the Board of Directors be organized in a single class with all directors standing for election each year;

●	directors may be removed by the affirmative vote of the holders of 80% of the then outstanding shares of the Company’s capital stock entitled to vote; and

●	subject to the rights of any holders of preferred stock, any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The Company’s Certificate of Incorporation also provides that special meetings of the Shareholders may only be called by the Board of Directors, Chairman, Chief Executive Officer or President.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws requires a greater percentage. The Company’s Certificate of Incorporation permits the Board of Directors to amend or repeal the by-laws or adopt new by-laws at any time. Shareholders may amend or repeal the by-laws or adopt new by-laws with the affirmative vote of 80% of the then outstanding shares.

Anti-Takeover Provisions

The Company’s Certificate of Incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Company or to change the composition of the Board of Directors. A director may be removed from office by a vote of the holders of at least 80% of the shares then entitled to vote for the election of the respective director.

To convert the Company to a closed-end or open-end investment company, to merge or consolidate the Company with any entity or sell all or substantially all of the Company’s assets to any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same anti-takeover provisions as are provided in the Company’s Certificate of Incorporation or to liquidate and dissolve the Company other than in connection with a qualifying merger, consolidation or sale of assets or to amend certain of the provisions relating to these matters, the Company’s Certificate of Incorporation requires either (i) the favorable vote of a majority of the Company’s continuing directors followed by the favorable vote of the holders of a majority of the Company’s then outstanding shares of each affected class or series of the Company’s shares, voting separately as a class or series or (ii) the favorable vote of at least 80% of the then outstanding shares of the Company’s capital stock, voting together as a single class. As part of any such conversion to an open-end investment company, substantially all of the Company’s investment policies and strategies and portfolio would have to be modified to assure the degree of portfolio liquidity required for open-end investment companies. In the event of the Company’s conversion to an open-end investment company, the common stock would cease to be listed on any national securities exchange or market system. Shareholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the 1940 Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. You should assume that it is not likely that the Board of Directors would vote to convert the Company to an open-end fund.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of a majority of the outstanding shares and 67% of a quorum of a majority of the outstanding shares. For the purposes of calculating “a majority of the outstanding voting securities” under the Company’s Certificate of Incorporation, each class and series of the Company’s shares will vote together as a single class, except to the extent required by the 1940 Act or the Company’s Certificate of Incorporation, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.